CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2022 AND 2021
MARCH 1, 2023

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2022	Dec 31 2021
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$920	$744
Accounts receivable		3,555	3,111
Inventory		1,815	1,548
Prepaids and other		215	195
Investments	7	491	309
Current portion of other long-term assets	8	61	35
		7,057	5,942
Exploration and evaluation assets	4	2,226	2,250
Property, plant and equipment	5	64,859	66,400
Lease assets	6	1,447	1,508
Other long-term assets	8	553	565
		$76,142	$76,665
LIABILITIES
Current liabilities
Accounts payable		$1,341	$803
Accrued liabilities		4,209	3,064
Current income taxes payable		1,324	1,607
Current portion of long-term debt	9	404	1,000
Current portion of other long-term liabilities	6,10	1,373	948
		8,651	7,422
Long-term debt	9	11,041	13,694
Other long-term liabilities	6,10	8,161	8,384
Deferred income taxes		10,114	10,220
		37,967	39,720
SHAREHOLDERS' EQUITY
Share capital	12	10,294	10,168
Retained earnings		27,672	26,778
Accumulated other comprehensive income (loss)	13	209	(1)
		38,175	36,945
		$76,142	$76,665
Commitments and contingencies (note 17)

Approved by the Board of Directors on March 1, 2023.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2022

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Product sales	18	$11,012	$10,190	$49,530	$32,854
Less: royalties		(1,323)	(977)	(7,232)	(2,797)
Revenue		9,689	9,213	42,298	30,057
Expenses
Production		2,309	1,869	8,712	7,152
Transportation, blending and feedstock		2,601	2,065	9,973	6,604
Depletion, depreciation and amortization	5,6	3,129	1,473	7,353	5,724
Administration		108	97	415	366
Share-based compensation	10	319	191	804	514
Asset retirement obligation accretion	10	82	46	281	185
Interest and other financing expense		76	171	549	711
Risk management activities	16	13	2	(35)	36
Foreign exchange (gain) loss		(185)	(106)	738	(127)
Gain on acquisitions		—	—	—	(478)
Income from North West Redwater Partnership	8	—	—	—	(400)
Gain from investments	7	(93)	(5)	(196)	(141)
		8,359	5,803	28,594	20,146
Earnings before taxes		1,330	3,410	13,704	9,911
Current income tax expense	11	399	683	2,906	1,848
Deferred income tax (recovery) expense	11	(589)	193	(139)	399
Net earnings		$1,520	$2,534	$10,937	$7,664
Net earnings per common share
Basic	15	$1.37	$2.16	$9.64	$6.49
Diluted	15	$1.36	$2.14	$9.52	$6.46
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net earnings	$1,520	$2,534	$10,937	$7,664
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized (loss) income during the period, net of taxes of $nil (2021 – $1 million) – three months ended; $1 million (2021 – $2 million) – year ended	—	(19)	4	15
Reclassification to net earnings, net of taxes of $nil (2021 – $nil) – three months ended; $1 million (2021 – $1 million) – year ended	—	1	(6)	(7)
	—	(18)	(2)	8
Foreign currency translation adjustment
Translation of net investment	(21)	(20)	212	(17)
Other comprehensive (loss) income, net of taxes	(21)	(38)	210	(9)
Comprehensive income	$1,499	$2,496	$11,147	$7,655

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2022

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2022	Dec 31 2021
Share capital	12
Balance – beginning of year		$10,168	$9,606
Issued upon exercise of stock options		442	707
Previously recognized liability on stock options exercised for common shares		387	139
Purchase of common shares under Normal Course Issuer Bid		(703)	(284)
Balance – end of year		10,294	10,168
Retained earnings
Balance – beginning of year		26,778	22,766
Net earnings		10,937	7,664
Dividends on common shares	12	(5,175)	(2,355)
Purchase of common shares under Normal Course Issuer Bid	12	(4,868)	(1,297)
Balance – end of year		27,672	26,778
Accumulated other comprehensive income (loss)	13
Balance – beginning of year		(1)	8
Other comprehensive income (loss), net of taxes		210	(9)
Balance – end of year		209	(1)
Shareholders' equity		$38,175	$36,945

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Operating activities
Net earnings		$1,520	$2,534	$10,937	$7,664
Non-cash items
Depletion, depreciation and amortization	5	3,129	1,473	7,353	5,724
Share-based compensation		319	191	804	514
Asset retirement obligation accretion		82	46	281	185
Unrealized risk management loss (gain)		15	8	(28)	19
Unrealized foreign exchange (gain) loss		(203)	(79)	852	(205)
Gain on acquisitions		—	—	—	(478)
Gain from investments	7	(88)	(3)	(182)	(132)
Deferred income tax (recovery) expense		(589)	193	(139)	399
Realized foreign exchange loss (gain) (1)		7	—	(62)	118
Proceeds on settlement of cross currency swap	16	—	—	89	—
Other		(65)	21	(144)	13
Abandonment expenditures	10	(100)	(92)	(449)	(307)
Net change in non-cash working capital		517	420	79	964
Cash flows from operating activities		4,544	4,712	19,391	14,478
Financing activities
Repayment of bank credit facilities and commercial paper, net	9	—	(1,979)	(1,156)	(6,151)
Repayment of medium-term notes	9	(18)	—	(1,498)	—
Repayment of US dollar debt securities	9	(1,356)	—	(1,356)	(628)
Settlement of long-term debt acquired		—	(183)	—	(183)
Proceeds on settlement of cross currency swap	16	—	—	69	—
Payment of lease liabilities	6,10	(83)	(55)	(232)	(209)
Issue of common shares on exercise of stock options	12	110	360	442	707
Dividends on common shares		(834)	(552)	(4,926)	(2,170)
Purchase of common shares under Normal Course Issuer Bid	12	(746)	(838)	(5,571)	(1,581)
Cash flows used in financing activities		(2,927)	(3,247)	(14,228)	(10,215)
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets	4,18	(9)	4	(33)	(1)
Net expenditures on property, plant and equipment	5,18	(1,224)	(1,558)	(5,103)	(4,492)
Proceeds from investment		—	—	—	128
Repayment of North West Redwater Partnership subordinated debt advances		—	—	—	555
Net change in non-cash working capital		(29)	(61)	149	107
Cash flows used in investing activities		(1,262)	(1,615)	(4,987)	(3,703)
Increase (decrease) in cash and cash equivalents		355	(150)	176	560
Cash and cash equivalents – beginning of period		565	894	744	184
Cash and cash equivalents – end of period		$920	$744	$920	$744
Interest paid on long-term debt, net		$131	$122	$613	$672
Income taxes paid (received), net		$575	$32	$3,057	$(62)
(1)Consists of the realized foreign exchange gain on settlement of cross currency swap in 2022 and the realized foreign exchange loss on repayment of US dollar debt securities in 2022 and 2021.

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2021, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2021.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. CHANGE IN ACCOUNTING POLICIES
In May 2020, the IASB issued amendments to IAS 16 “Property, Plant and Equipment” to require proceeds received from selling items produced while the entity is preparing the asset for its intended use to be recognized in net earnings, rather than as a reduction in the cost of the asset. The amendments were adopted January 1, 2022 and did not have a significant impact on the Company's consolidated financial statements.
3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In October 2022, the IASB issued further amendments to specify that the classification of debt as current or non-current at the reporting date is not affected by covenants to be complied with after the reporting date, and added disclosure requirements about these covenants. The amendments are effective January 1, 2024 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of all amendments on its consolidated financial statements.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2022

4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$2,057	$—	$91	$102	$2,250
Additions	41	—	5	—	46
Transfers to property, plant and equipment	(71)	—	—	—	(71)
Derecognitions and other	(1)	—	—	—	(1)
Foreign exchange adjustments	—	—	2	—	2
At December 31, 2022	$2,026	$—	$98	$102	$2,226
5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2021	$77,834	$7,438	$3,980	$46,856	$466	$508	$137,082
Additions / Acquisitions	3,136	127	119	1,759	9	25	5,175
Transfers from exploration & evaluation assets	71	—	—	—	—	—	71
Change in asset retirement obligation estimates	428	177	(44)	(379)	(1)	—	181
Derecognitions (1)	(394)	(1)	—	(469)	—	—	(864)
Disposals	—	—	—	(35)	—	—	(35)
Foreign exchange adjustments and other	—	517	277	—	—	3	797
At December 31, 2022	$81,075	$8,258	$4,332	$47,732	$474	$536	$142,407
Accumulated depletion and depreciation
At December 31, 2021	$52,732	$5,951	$2,923	$8,499	$183	$394	$70,682
Expense	3,502	117	148	1,684	15	23	5,489
Derecognitions (1)	(394)	(1)	—	(469)	—	—	(864)
Disposals	—	—	—	(2)	—	—	(2)
Recoverability charge	—	1,620	—	—	—	—	1,620
Foreign exchange adjustments and other	(5)	419	206	—	—	3	623
At December 31, 2022	$55,835	$8,106	$3,277	$9,712	$198	$420	$77,548
Net book value
At December 31, 2022	$25,240	$152	$1,055	$38,020	$276	$116	$64,859
At December 31, 2021	$25,102	$1,487	$1,057	$38,357	$283	$114	$66,400
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
During the year ended December 31, 2022, the Company acquired a number of crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $513 million and assumed associated asset retirement obligations of $11 million. No net deferred income tax liabilities were recognized and no pre-tax gains were recognized on these transactions.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2022

Prevailing regulatory and economic conditions in 2022 and the increasingly challenging commercial outlook in the United Kingdom, including the impact of higher natural gas and carbon costs, led the Company to assess the viability of its North Sea operations. Following a detailed review of its development plans, the Company determined that the Ninian field is no longer economic, de-booked associated crude oil reserves as at December 31, 2022, and is accelerating abandonment.
As a result, the Company completed a recoverability assessment of its assets in the North Sea, and recognized a non-cash charge of $651 million (after-tax) related to the Ninian field property, plant and equipment, comprised of a recoverability charge of $1,620 million recognized in depletion, depreciation and amortization, net of deferred tax recoveries of $969 million.
As at December 31, 2022, the Company completed its normal course assessment of the recoverability of its other property, plant and equipment and exploration and evaluation assets, and determined the carrying amounts of all its cash generating units to be recoverable.
6. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2021	$974	$354	$99	$81	$1,508
Additions	44	110	28	—	182
Depreciation	(106)	(86)	(31)	(21)	(244)
Foreign exchange adjustments and other	—	(1)	1	1	1
At December 31, 2022	$912	$377	$97	$61	$1,447
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at December 31, 2022 were as follows:

	Dec 31 2022	Dec 31 2021
Lease liabilities	$1,540	$1,584
Less: current portion	244	185
	$1,296	$1,399
Total cash outflows for leases for the three months ended December 31, 2022, including payments related to short-term leases not reported as lease assets, were $322 million (three months ended December 31, 2021 – $258 million; year ended December 31, 2022 – $1,204 million; year ended December 31, 2021 – $1,089 million). Interest expense on leases for the three months ended December 31, 2022 was $15 million (three months ended December 31, 2021 – $15 million; year ended December 31, 2022 – $60 million; year ended December 31, 2021 – $62 million).

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2022

7. INVESTMENTS
As at December 31, 2022, the Company had the following investment:

	Dec 31 2022	Dec 31 2021
Investment in PrairieSky Royalty Ltd.	$491	$309
The gain from investments was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021(1)
Gain from investments	$(88)	$(3)	$(182)	$(132)
Dividend income	(5)	(2)	(14)	(9)
	$(93)	$(5)	$(196)	$(141)
(1) Includes the gain and dividend income from the Company's investment in Inter Pipeline Ltd.
The Company's 22.6 million share investment in PrairieSky Royalty Ltd. does not constitute significant influence, and is accounted for at fair value through profit or loss, measured at each reporting date. As at December 31, 2022, the market price per common share was $21.70 (December 31, 2021 – $13.63).
8. OTHER LONG-TERM ASSETS

	Dec 31 2022	Dec 31 2021
Prepaid cost of service tolls	$199	$157
Long-term inventory	137	126
Risk management (note 16)	9	140
Long-term contracts, prepayments and other (1)	269	177
	614	600
Less: current portion	61	35
	$553	$565
(1)Includes physical product sales contracts assumed in the acquisition of Painted Pony Energy Ltd. ("Painted Pony") in the fourth quarter of 2020, accrued interest on the deferred PRT recovery, and the unamortized portion of the Company's share bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day (25% toll payer) of bitumen feedstock for the Company and 37,500 barrels per day (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 17). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 18).
During the third quarter of 2022, NWRP extended its $3,000 million syndicated credit facility and increased it to $3,175 million. The revolving portion of the credit facility was increased to $2,175 million, with $118 million maturing in June 2023, and $2,057 million maturing in June 2025. The $1,000 million non-revolving portion of the credit facility was extended, with $60 million maturing in June 2023, and $940 million maturing in June 2025. During the third quarter of 2022, NWRP also entered into a $150 million facility to support letters of credit.
The carrying value of the Company's interest in NWRP is $nil, and as at December 31, 2022, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $551 million (December 31, 2021 – $562 million). For the three months ended December 31, 2022, the Company's recovery of its share of unrecognized equity losses was $37 million (year ended December 31, 2022 – recovery of unrecognized equity losses of $11 million; three months ended December 31, 2021 – unrecognized equity loss of $12 million; year ended December 31, 2021 – unrecognized equity loss of $9 million and partnership distributions of $400 million).

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2022

9. LONG-TERM DEBT

	Dec 31 2022	Dec 31 2021
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,702	$3,200

US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2022 – US$nil; December 31, 2021 – US$901 million)	—	1,140
US dollar debt securities (December 31, 2022 – US$7,250 million; December 31, 2021 – US$8,250 million)	9,812	10,441
	9,812	11,581
Long-term debt before transaction costs and original issue discounts, net	11,514	14,781
Less: original issue discounts, net (1)	13	15
transaction costs (1) (2)	56	72
	11,445	14,694
Less: current portion of other long-term debt (1) (2)	404	1,000
	$11,041	$13,694
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2022, the Company had undrawn revolving bank credit facilities of $5,520 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
•a $100 million demand credit facility;
•a $500 million revolving credit facility, maturing February 2024;
•a $2,425 million revolving syndicated credit facility, maturing June 2024; and
•a $2,495 million revolving syndicated credit facility, with $70 million maturing June 2023, and $2,425 million maturing June 2025.
During the second quarter of 2022, the Company repaid and cancelled the $500 million non-revolving portion of the $1,000 million term credit facility, reducing the remaining facility to the $500 million revolving facility maturing February 2023. In the fourth quarter of 2022, this facility was extended from February 2023 to February 2024.
During the first quarter of 2022, the Company repaid $500 million of the $1,150 million non-revolving term credit facility maturing February 2023. During the second quarter of 2022, the Company repaid the remaining $650 million and the facility was cancelled.
Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
During the first quarter of 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on total long-term debt outstanding for the year ended December 31, 2022 was 4.3% (December 31, 2021 – 3.5%).
As at December 31, 2022, letters of credit and guarantees aggregating to $637 million were outstanding.

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2022

Medium-Term Notes
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the fourth quarter of 2022, the Company repaid through market purchases $18 million of medium-term notes with interest rates ranging from 1.45% to 3.55%, originally due between 2023 and 2028 (year ended December 31, 2022 - $498 million).
During the first quarter of 2022, the Company repaid $1,000 million of 3.31% medium-term notes.
US Dollar Debt Securities
In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the fourth quarter of 2022, the Company early repaid US$1,000 million of 2.95% debt securities, originally due January 15, 2023.
10. OTHER LONG-TERM LIABILITIES

	Dec 31 2022	Dec 31 2021
Asset retirement obligations	$6,908	$6,806
Lease liabilities (note 6)	1,540	1,584
Share-based compensation	832	489
Transportation and processing contracts	159	241
Risk management (note 16)	3	85
Other	92	127
	9,534	9,332
Less: current portion	1,373	948
	$8,161	$8,384

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2022

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.6% (December 31, 2021 – 4.0%) and inflation rates of up to 2% (December 31, 2021 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2022	Dec 31 2021
Balance – beginning of year	$6,806	$5,861
Liabilities incurred	20	5
Liabilities acquired, net	11	76
Liabilities settled	(449)	(307)
Asset retirement obligation accretion	281	185
Revision of cost, inflation and timing estimates (1)	897	508
Impact of regulatory changes (2)	982	1,208
Change in discount rates	(1,698)	(723)
Foreign exchange adjustments	58	(7)
Balance – end of year	6,908	6,806
Less: current portion	495	249
	$6,413	$6,557
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to the acceleration of the abandonment of Ninian field assets in the North Sea at December 31, 2022.
(2)Reflects changes to the estimated timing of settlement of the Company's asset retirement obligations due to provincial regulatory changes in Alberta, British Columbia and Saskatchewan.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Dec 31 2022	Dec 31 2021
Balance – beginning of year	$489	$160
Share-based compensation expense	804	514
Cash payment for stock options surrendered and PSUs vested	(79)	(48)
Transferred to common shares	(387)	(139)
Other	5	2
Balance – end of year	832	489
Less: current portion	559	329
	$273	$160

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2022

11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Current corporate income tax – North America	$345	$691	$2,789	$1,841
Current corporate income tax – North Sea	33	(3)	69	7
Current corporate income tax – Offshore Africa	23	3	74	21
Current PRT (1) – North Sea	(5)	(12)	(42)	(34)
Other taxes	3	4	16	13
Current income tax	399	683	2,906	1,848
Deferred corporate income tax	(148)	193	302	399
Deferred PRT (1) – North Sea	(441)	—	(441)	—
Deferred income tax	(589)	193	(139)	399
Income tax	$(190)	$876	$2,767	$2,247
(1)Petroleum Revenue Tax
In connection with the Company's de-booking of its crude oil reserves and acceleration of the abandonment at the Ninian field in the North Sea (note 5), as at December 31, 2022, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $528 million and a deferred PRT recovery of $441 million.
12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2022
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,168,369	$10,168
Issued upon exercise of stock options	11,605	442
Previously recognized liability on stock options exercised for common shares	—	387
Purchase of common shares under Normal Course Issuer Bid	(77,338)	(703)
Balance – end of year	1,102,636	$10,294
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share, beginning with the dividend payable on April 5, 2023.
On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share, beginning with the dividend paid on January 5, 2023.
On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share, paid on August 31, 2022.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share.

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2022

Normal Course Issuer Bid
On March 8, 2022, the Company's application was approved for a Normal Course Issuer Bid ("NCIB") to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 101,574,207 common shares, representing 10% of the public float, over a 12-month period commencing March 11, 2022 and ending March 10, 2023.
For the year ended December 31, 2022, the Company purchased 77,338,200 common shares at a weighted average price of $72.03 per common share for a total cost of $5,571 million. Retained earnings were reduced by $4,868 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2022, up to and including February 28, 2023, the Company purchased 6,000,000 common shares at a weighted average price of $77.72 per common share for a total cost of $466 million.
On March 1, 2023, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at December 31, 2022:

	Year Ended Dec 31, 2022
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	38,327	$35.88
Granted	7,547	$68.15
Exercised for common shares	(11,605)	$38.06
Surrendered for cash settlement	(441)	$38.43
Forfeited	(2,678)	$41.43
Outstanding – end of year	31,150	$42.37
Exercisable – end of year	5,522	$37.60
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	Dec 31 2022	Dec 31 2021
Derivative financial instruments designated as cash flow hedges	$75	$77
Foreign currency translation adjustment	134	(78)
	$209	$(1)

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2022

14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. As at December 31, 2022, the ratio was below the target range at 21.6%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2022	Dec 31 2021
Long-term debt	$11,445	$14,694
Less: cash and cash equivalents	920	744
Long-term debt, net	$10,525	$13,950
Total shareholders' equity	$38,175	$36,945
Debt to book capitalization	21.6%	27.4%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2022, the Company was in compliance with this covenant.
15. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Weighted average common shares outstanding – basic (thousands of shares)		1,106,042	1,174,683	1,134,960	1,181,250
Effect of dilutive stock options (thousands of shares)		13,529	11,150	14,222	5,307
Weighted average common shares outstanding – diluted (thousands of shares)		1,119,571	1,185,833	1,149,182	1,186,557
Net earnings		$1,520	$2,534	$10,937	$7,664
Net earnings per common share	– basic	$1.37	$2.16	$9.64	$6.49
	– diluted	$1.36	$2.14	$9.52	$6.46

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2022

16. FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial instruments by category were as follows:

	Dec 31, 2022
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$920	$—	$—	$—	$920
Accounts receivable	3,555	—	—	—	3,555
Investments	—	491	—	—	491
Other long-term assets	—	9	—	—	9
Accounts payable	—	—	—	(1,341)	(1,341)
Accrued liabilities	—	—	—	(4,209)	(4,209)
Other long-term liabilities (1)	—	(3)	—	(1,540)	(1,543)
Long-term debt (2)	—	—	—	(11,445)	(11,445)
	$4,475	$497	$—	$(18,535)	$(13,563)

	Dec 31, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Cash and cash equivalents	$744	$—	$—	$—	$744
Accounts receivable	3,111	—	—	—	3,111
Investments	—	309	—	—	309
Other long-term assets	—	—	140	—	140
Accounts payable	—	—	—	(803)	(803)
Accrued liabilities	—	—	—	(3,064)	(3,064)
Other long-term liabilities (1)	—	(64)	(21)	(1,632)	(1,717)
Long-term debt (2)	—	—	—	(14,694)	(14,694)
	$3,855	$245	$119	$(20,193)	$(15,974)
(1)Includes $1,540 million of lease liabilities (December 31, 2021 – $1,584 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2022

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company's investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Dec 31, 2022
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$491	$491	$—	$—
Other long-term assets	$9	$—	$9	$—
Other long-term liabilities	$(3)	$—	$(3)	$—
Fixed rate long-term debt (4) (5)	$(11,445)	$(10,796)	$—	$—

	Dec 31, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$309	$309	$—	$—
Other long-term assets	$140	$—	$140	$—
Other long-term liabilities	$(133)	$—	$(85)	$(48)
Fixed rate long-term debt (4) (5)	$(13,554)	$(15,420)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(5)Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes. The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company's consolidated balance sheets.

Asset (liability)	Dec 31 2022	Dec 31 2021
Derivatives held for trading
Natural gas (1)	$3	$(41)
Crude oil and NGLs (1)	—	(10)
Foreign currency forward contracts	3	(13)
Cash flow hedges
Foreign currency forward contracts	—	(21)
Cross currency swaps	—	140
	$6	$55
Included within:
Current portion of other long-term assets	$3	$5
Current portion of other long-term liabilities	(3)	(72)
Other long-term assets	6	135
Other long-term liabilities	—	(13)
	$6	$55
(1)Commodity financial instruments assumed in the acquisitions of Storm Resources Ltd. ("Storm") and Painted Pony in the fourth quarter of 2021 and 2020, respectively.

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2022

The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2022	Dec 31 2021
Balance – beginning of year	$55	$(24)
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	70	(12)
Foreign exchange	(119)	82
Other comprehensive income	—	9
Balance – end of year	6	55
Less: current portion	—	(67)
	$6	$122
Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Year Ended
	Dec 31 2022	Dec 31 2021	Dec 31 2022	Dec 31 2021
Net realized risk management (gain) loss	$(2)	$(6)	$(7)	$17
Net unrealized risk management loss (gain)	15	8	(28)	19
	$13	$2	$(35)	$36
Financial Risk Factors
a)     Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. As at December 31, 2022, the Company had no significant interest rate swap contracts outstanding.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2022

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. As at December 31, 2022, the Company had no cross currency swap contracts outstanding.
During the second quarter of 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038. The Company realized cash proceeds of $158 million on settlement.
As at December 31, 2022, the Company had US$1,017 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, all of which were designated as derivatives held for trading.
b)     Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at December 31, 2022, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. As at December 31, 2022, the Company had net risk management assets of $7 million with specific counterparties related to derivative financial instruments (December 31, 2021 – $140 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)     Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at December 31, 2022, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,341	$—	$—	$—
Accrued liabilities	$4,209	$—	$—	$—
Long-term debt (1)	$404	$1,009	$3,757	$6,344
Other long-term liabilities (2)	$247	$156	$416	$724
Interest and other financing expense (3)	$584	$577	$1,410	$3,790
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $244 million; one to less than two years, $156 million; two to less than five years, $416 million; and thereafter, $724 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2022.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2022

17. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter
Product transportation and processing (1)	$1,171	$1,349	$1,168	$1,102	$1,052	$11,095
North West Redwater Partnership service toll (2)	$151	$152	$151	$133	$118	$4,884
Offshore vessels and equipment	$44	$35	$—	$—	$—	$—
Field equipment and power	$36	$27	$24	$23	$22	$215
Other	$23	$24	$21	$16	$—	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,863 million of interest payable over the 40-year tolling period, ending in 2058 (note 8).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2022

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs	4,124	4,431	20,755	14,478	228	197	623	607	153	39	694	420	4,505	4,667	22,072	15,505
Natural gas	1,234	901	4,931	2,484	4	2	13	5	8	11	55	31	1,246	914	4,999	2,520
Other income and revenue (1)	19	38	217	119	(3)	(1)	—	(1)	2	1	8	7	18	38	225	125
Total segmented product sales	5,377	5,370	25,903	17,081	229	198	636	611	163	51	757	458	5,769	5,619	27,296	18,150
Less: royalties	(725)	(566)	(3,918)	(1,694)	—	—	(1)	(1)	(21)	(3)	(71)	(21)	(746)	(569)	(3,990)	(1,716)
Segmented revenue	4,652	4,804	21,985	15,387	229	198	635	610	142	48	686	437	5,023	5,050	23,306	16,434
Segmented expenses
Production	983	794	3,754	2,963	196	130	437	383	36	14	114	91	1,215	938	4,305	3,437
Transportation, blending and feedstock	1,505	1,459	6,394	4,772	1	2	6	7	—	—	1	1	1,506	1,461	6,401	4,780
Depletion, depreciation and amortization (note 5)	949	939	3,595	3,569	1,653	33	1,747	160	41	19	173	142	2,643	991	5,515	3,871
Asset retirement obligation accretion	51	25	171	101	10	5	33	21	2	2	7	6	63	32	211	128
Risk management activities (commodity derivatives)	12	(3)	18	29	—	—	—	—	—	—	—	—	12	(3)	18	29
Gain on acquisitions	—	—	—	(478)	—	—	—	—	—	—	—	—	—	—	—	(478)
Income from North West Redwater Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	3,500	3,214	13,932	10,956	1,860	170	2,223	571	79	35	295	240	5,439	3,419	16,450	11,767
Segmented earnings (loss)	1,152	1,590	8,053	4,431	(1,631)	28	(1,588)	39	63	13	391	197	(416)	1,631	6,856	4,667
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
Gain from investments
Total non–segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2022

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment elimination and other				Total
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Segmented product sales
Crude oil and NGLs (2)	4,935	4,408	20,804	14,033	21	17	80	78	47	(113)	53	(360)	9,508	8,979	43,009	29,256
Natural gas	—	—	—	—	—	—	—	—	41	44	237	196	1,287	958	5,236	2,716
Other income and revenue (1)	(2)	18	149	73	205	200	906	681	(4)	(3)	5	3	217	253	1,285	882
Total segmented product sales	4,933	4,426	20,953	14,106	226	217	986	759	84	(72)	295	(161)	11,012	10,190	49,530	32,854
Less: royalties	(577)	(408)	(3,242)	(1,081)	—	—	—	—	—	—	—	—	(1,323)	(977)	(7,232)	(2,797)
Segmented revenue	4,356	4,018	17,711	13,025	226	217	986	759	84	(72)	295	(161)	9,689	9,213	42,298	30,057
Segmented expenses
Production	1,017	871	4,076	3,414	63	42	271	234	14	18	60	67	2,309	1,869	8,712	7,152
Transportation, blending and feedstock (2)	867	527	2,652	1,505	155	165	691	550	73	(88)	229	(231)	2,601	2,065	9,973	6,604
Depletion, depreciation and amortization (note 5)	481	478	1,822	1,838	5	4	16	15	—	—	—	—	3,129	1,473	7,353	5,724
Asset retirement obligation accretion	19	14	70	57	—	—	—	—	—	—	—	—	82	46	281	185
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	12	(3)	18	29
Gain on acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(478)
Income from North West Redwater Partnership	—	—	—	—	—	—	—	(400)	—	—	—	—	—	—	—	(400)
Total segmented expenses	2,384	1,890	8,620	6,814	223	211	978	399	87	(70)	289	(164)	8,133	5,450	26,337	18,816
Segmented earnings (loss)	1,972	2,128	9,091	6,211	3	6	8	360	(3)	(2)	6	3	1,556	3,763	15,961	11,241
Non–segmented expenses
Administration													108	97	415	366
Share-based compensation													319	191	804	514
Interest and other financing expense													76	171	549	711
Risk management activities (other)													1	5	(53)	7
Foreign exchange (gain) loss													(185)	(106)	738	(127)
Gain from investments													(93)	(5)	(196)	(141)
Total non-segmented expenses													226	353	2,257	1,330
Earnings before taxes													1,330	3,410	13,704	9,911
Current income tax													399	683	2,906	1,848
Deferred income tax													(589)	193	(139)	399
Net earnings													1,520	2,534	10,937	7,664
(1)Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the costs of lease contracts.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2022

Capital Expenditures (1)

	Year Ended
	Dec 31, 2022			Dec 31, 2021
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$28	$(59)	$(31)	$(7)	$(36)	$(43)
Offshore Africa	5	—	5	8	—	8
Oil Sands Mining and Upgrading	—	—	—	—	(150)	(150)
	33	(59)	(26)	1	(186)	(185)
Property, plant and equipment
Exploration and Production
North America (3)	3,105	136	3,241	2,486	1,351	3,837
North Sea	126	177	303	173	38	211
Offshore Africa	119	(44)	75	54	(6)	48
	3,350	269	3,619	2,713	1,383	4,096
Oil Sands Mining and Upgrading (4)	1,719	(843)	876	1,747	(601)	1,146
Midstream and Refining	9	(1)	8	9	—	9
Head Office	25	—	25	23	—	23
	5,103	(575)	4,528	4,492	782	5,274
	$5,136	$(634)	$4,502	$4,493	$596	$5,089
(1)This table provides a reconciliation of capitalized costs, reported in note 4 and note 5, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $771 million for the acquisition of Storm in the fourth quarter of 2021.
(4)Net expenditures includes the acquisition of a 5% net carried interest on an existing oil sands lease in the second quarter of 2021.
Segmented Assets

	Dec 31 2022	Dec 31 2021
Exploration and Production
North America	$31,135	$30,645
North Sea	378	1,561
Offshore Africa	1,322	1,332
Other	54	40
Oil Sands Mining and Upgrading	42,102	42,016
Midstream and Refining	979	886
Head Office	172	185
	$76,142	$76,665

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2022

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2021. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2022:
Interest coverage (times)
Net earnings (1)	26.0x
Adjusted funds flow (2)	42.3x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2022